RUSSEL METALS INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	March 31,	December 31,
($000)	2005	2004

ASSETS
Current
Cash	$ 1,831	$ 634
Accounts receivable	419,173	360,696
Inventories	527,581	553,915
Prepaid expenses and other assets	6,028	7,069
Income taxes recoverable	1,878	5,996
Discontinued operations (Note 4)	-	9,483

	956,491	937,793

Property, Plant and Equipment	181,572	180,655
Assets Held For Sale (Note 4)	3,084	6,291
Deferred Financing Charges	8,128	8,357
Goodwill	9,205	9,205
Future Income Tax Assets	1,709	1,614
Other Assets	2,805	2,566

	$ 1,162,994	$ 1,146,481

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Bank indebtedness (Note 8)	$ 118,137	$ 33,242
Accounts payable and accrued liabilities	315,329	348,166
Income taxes payable	3,666	60,049
Discontinued operations (Note 4)	3,016	9,403

	440,148	450,860

Other Accrued Liabilities	10,840	11,440
Long-Term Debt	211,680	210,630
Pensions and Benefits (Note 9)	10,025	10,146
Future Income Tax Liabilities	6,199	6,831

	678,892	689,907

Shareholders' Equity (Note 10)
Shareholders' equity	484,102	456,574

	484,102	456,574

	$ 1,162,994	$ 1,146,481

RUSSEL METALS INC.
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(UNAUDITED)

	Quarters ended March 31,
($000, except per share data)	2005	2004

Revenues	$ 694,667	$ 512,879
Cost of sales and operating expenses	635,871	452,988

Earnings before the following	58,796	59,891
Restructuring costs (Note 11)	(405)	(832)
Debt restructuring costs	-	(11,310)
Interest expense (Note 3)	(4,899)	(5,156)

Earnings before income taxes	53,492	42,593
Provision for income taxes	(20,010)	(16,997)

Earnings from continuing operations	33,482	25,596
Loss from discontinued operations	(38)	(292)

Net earnings for the period	33,444	25,304

Retained earnings --

Dividends on preferred shares	-	(611)

Earnings available to common
shareholders	33,444	24,693
Dividends on common shares	(10,015)	(3,915)
Retained earnings, beginning of the period	262,733	110,502

Retained earnings, end of the period	$ 286,162	$ 131,280

Basic earnings per common share - continuing operations	$ 0.67	$ 0.54

Basic earnings per common share	$ 0.67	$ 0.53

Diluted earnings per common share - continuing operations	$ 0.66	$ 0.53

Diluted earnings per common share	$ 0.66	$ 0.52

RUSSEL METALS INC.
CONSOLIDATED CASH FLOW STATEMENTS
(UNAUDITED)

	Quarters ended March 31,
($000)	2005	2004

Operating activities
Earnings from continuing operations	$ 33,482	$ 25,596
Depreciation and amortization	4,637	4,632
Future income taxes	5,686	(349)
(Gain) loss on sale of fixed assets	(1)	139
Stock-based compensation	193	390
Debt redemption costs	-	2,096

Cash from operating activities before working capital	43,997	32,504

Changes in non-cash working capital items
Accounts receivable	(58,296)	(92,428)
Inventories	26,635	(18,346)
Accounts payable and accrued liabilities	(32,251)	48,432
Current income taxes	(58,719)	8,157
Other	1,041	(1,088)

Change in non-cash working capital	(121,590)	(55,273)

Cash used in operating activities	(77,593)	(22,769)

Financing activities
Increase (decrease) in bank borrowing	84,895	(70,916)
Issue of common shares	3,716	50,125
Issuance of long-term debt	-	235,200
Redemption of long-term debt	-	(157,618)
Redemption of preferred shares	-	(30,000)
Dividends on common shares	(10,015)	(3,915)
Dividends on preferred shares	-	(611)
Deferred financing costs	(125)	(6,959)

Cash from financing activities	78,471	15,306

Investing activities
Purchase of fixed assets	(5,076)	(6,706)
Proceeds on sale of fixed assets	123	239
Other	1,221	(318)

Cash used in investing activities	(3,732)	(6,785)

Discontinued operations
Operating activities	(38)	(221)
Investing activities	4,089	(13)

Cash from (used in) discontinued operations	4,051	(234)

Increase (decrease) in cash	1,197	(14,482)
Cash position, beginning of the period	634	19,008

Cash position, end of the period	$ 1,831	$ 4,526